Surf Air Mobility Inc.

12111 S. Crenshaw Blvd.

Hawthorne, CA 90250

March 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549

Attention: Cheryl Brown and Kevin Dougherty

Re: Surf Air Mobility Inc.
Registration Statement on Form S-3 (File No. 333-284845)

Dear Ms. Brown and Mr. Dougherty:

Surf Air Mobility Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S‑3 (File No. 333-284845) (the “Registration Statement”) be accelerated and that it be declared effective March 26, 2025 at 4:30 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Deanna White

Deanna White

Chief Executive Officer of Surf Air Mobility Inc.

cc: Peter Wardle, Gibson, Dunn & Crutcher LLP